November 12, 2013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jim B. Rosenberg

Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended in December 31, 2012
Filed March 8, 2013
File No. 001-14094

Dear Mr. Rosenberg:

On behalf of Meadowbrook Insurance Group, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 16, 2013 (the “Comment Letter”), and have indicated, where applicable, our intent to amend a filing or provide information within our future filings as requested by the SEC. For your convenience, each of the Staff’s comments is repeated below, along with the Company’s response immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis

Results of Operations

Reserves, page 43

1.	Refer to your response to comment one and your proposed revised disclosure on the bottom of page 3 below the Accident Year Combined Ratio Developed through 12/31/12 table. Please clarify your disclosure to support your assertion that “Such actions have led to a downward trend in the developed accident year combined ratio over the three accident years.” We are confused by this disclosure in that total accident year combined ratio developed through December 31, 2012 as well as that ratio for several individual lines actually increased in 2010 and 2011 as compared to 2009. Further, to the extent that this ratio decreased in total and/or for individual lines during 2012 as compared to 2011 as shown in the table, disclose why you believe that, based on the data presented for 2012 which is only developed through December 31, 2012, this is a relevant comparison.
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Management’s Response:

In response to comment #1 on the Form 10-K for Fiscal Year Ended December 31, 2012, under Results of Operation, Reserves, our disclosure, “Such actions have led to a downward trend in the developed accident year combined ratio over the three accident years,” was intended to summarize the impact of the increased rates and terminations of unprofitable business on the overall accident year combined ratios.  Overall the accident year combined ratio improved from 2010 to 2012.    While the overall trend in combined ratios for the Company has improved over the periods shown from 2009, the combined ratios for certain individual lines within the Company’s insurance business have not improved over the same period, and as a result we will revise our disclosure as set forth below.

In addition, we will be replacing the phrase “Accident Year Combined Ratio developed through 12/31/12” with “Accident Year Combined Ratio – Ultimate Evaluated at 12/31/12” to clarify that the combined ratios for all years shown are estimates of the ultimate liability.  We believe that the data presented for 2012 accident year is a relevant comparison to the prior accident years as it is the ultimate liability estimated for the 2012 accident year.  The ultimate liability includes claim and related expense payments made through the evaluation date, case reserves for claims that have been reported and an IBNR (incurred but not reported) reserve for future claims related to the specific accident year.

We will be modifying the disclosure proposed in our September 17, 2013 response letter and include the following in the Form 10-K filing for the year ended December 31, 2013:

Reconciliation of Accident Year Combined Ratios Originally Reported to Accident Year Combined Ratios – Ultimate Evaluated at 12/31/12 ~~Developed through 12/31/12~~
	2012	2011	2010	2009
Accident Year Combined Ratio Originally Reported	101.4%	98.8%	99.9%	98.6%
Total Prior Year Development – Loss & LAE (% of related year NEP)
Development Year
2010				(0.2%)
2011			0.6%	0.3%
2012		4.4%	3.4%	3.5%
Total	0.0%	4.4%	4.0%	3.6%
Accident Year Combined Ratio - Ultimate Evaluated at 12/31/12 ~~developed through 12/31/12~~	101.4%	103.2%	103.9%	102.2%
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Accident Year Combined Ratio - Ultimate Evaluated at 12/31/12 ~~Developed through 12/31/12~~
	2012	2011	2010	2009
Workers' Compensation	100.8%	101.7%	107.2%	111.9%
Residual Market	173.3%	374.1%	254.6%	137.0%
CMP/GL	94.3%	99.7%	92.6%	94.9%
Auto	110.4%	114.2%	115.6%	95.7%
Other	105.9%	99.7%	97.6%	103.6%
Total	101.4%	103.2%	103.9%	102.2%

The table above shows accident year combined ratios in which the prior accident year development has been reallocated to the appropriate accident year~~, which was primarily related to accident years 2009, 2010, and 2011.~~  The developed (to Ultimate) accident year combined ratio measurement allows management to observe profitability associated with business earned in each year and take appropriate actions.  ~~unprofitable combined ratios in those accident years (despite having profitable calendar year combined ratios) and respond by increasing rates and terminating unprofitable business.  Such actions have led to a downward trend in the developed accident year combined ratio over the three accident years, which is not clearly evident in the calendar year combined ratio because of the effect of prior year development in the two most recent calendar years.~~  Management records its best estimate of reserves at each accounting date.  The recent adverse development was an upward adjustment in the prior accident year reserve levels to move up in the range of indications and is not indicative of an expected trend going forward.

Notes to Consolidated Financial Statements

14. Goodwill and Other Intangible Assets
Goodwill, page 90

2.	Please refer to your response to our comment three. Please tell us whether and if so how you considered the Company’s market capitalization as a corroborative step in assessing the reasonableness of the fair value of the company, and ultimately the reporting unit at December 31, 2012. In this regard, we note that the carrying value of the Specialty Insurance Operations reporting unit at December 31, 2012 was $670 million as compared to the Company’s market capitalization of $288 million.

Management’s Response:

The Company considered the market capitalization within its December 31, 2012 goodwill impairment analysis.  The Company believed that the stock price as of December 31, 2012 was temporarily depressed due to AM Best’s “under review” announcement.  As a result, the Company felt that the analysis was not meaningful; therefore the Company did not use the market capitalization as corroborative evidence in assessing the reasonableness of fair value.  The following discusses the Company’s consideration of market capitalization.

The Company’s stock was trading at $5.78 at December 31, 2012, resulting in the market capitalization of $288.2 million.  The fair value of SIO, when combined with the fair values of the other two reporting units, results is a consolidated fair value of $621.0 million.  Control premium was 114% when comparing the consolidated fair value of $621.0 million to the market capitalization of $288.2 million.
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During the fourth quarter of 2012, the Company’s stock price decreased approximately 25% possibly as a result of AM Best placing MIG’s “A-” rating under review due to unfavorable developments and the impact on surplus.  In the following months, the Company executed several remediating measures to address AM Best’s concerns with regulated surplus.  Actions taken during the fourth quarter:

•	Strengthened Reserves: The reserves were strengthened to address acceleration of case reserves in our California Workers’ Compensation business and the termination of the Public Entity Excess program.

•	Realized Gains: The Company initiated a program that realized approximately $50 million in gross gains (approximately $37 million net of taxes) by selling a portion of the Company’s bond portfolio. Although these actions did not have an impact on GAAP book value, it increased the insurance carrier’s statutory surplus by the net amount of the gains, thus lowering the premium to surplus ratio.

•	Terminated Programs: The Company identified certain areas of the business with adverse results and terminated such programs.

•	Reinsurance QS: The Company entered into a multi-year surplus relief quota share reinsurance arrangement with Swiss Re.

•	Reduce Shareholder Dividends: The Company reduced the shareholder quarterly dividend from $0.05 per share to $0.02 per share.

•	Suspended Share Repurchases: The Company suspended activity with its share repurchase program to preserve capital.

These measures resulted in improvements in operating results and capital position as was described in the Company’s February 12, 2013 Press Release.  The Company had net income of $38.0 million during the fourth quarter of 2012 and net income for the year was $11.7 million.  The Company’s Statutory Surplus increased $79.0 million during fourth quarter 2012.

The Company’s stock increased approximately 24% during the first 1.5 months of 2013.  A control premium analysis completed in February 2013 resulted in a decrease of the control premium to 67% as illustrated below:

In Millions, except Per Share Information
10-day average 2/22/2013	Total Company
Fair Value	$559

Stock Price (10 day avg per share)	$6.71
Shares Outstanding	49.8
Market Cap	$334
Control Premium Implied	67%
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The Company also performed a control premium analysis based on the average analyst recommended target price of the Company’s stock.  Based on review of the most recently issued analyst opinion reports during the first quarter of 2013, the average recommended target price of the Company’s stock was $7.50.  Below is a summary of control premium analysis based on an average analyst recommended target price which resulted in a control premium of approximately 50%:

In Millions, except Per Share Information
Analyst recommended target	Total Company
Fair Value	$559

Stock Price (10 day avg per share)	$7.50
Shares Outstanding	49.8
Market Cap	$374
Control Premium Implied	50%

The Company believed that the stock price as of December 31, 2012 was temporarily depressed due to the AM Best under review announcement and as such, using market capitalization as of December 31, 2012 was not meaningful.

15. Commitments and Contingencies, page 92

3.	Please refer to your response to our comment six. Please provide us the specific factors you relied on to conclude that there was not a reasonable possibility of any material loss in excess of the amounts already accrued from this case. Further, tell us what specific event(s) occurred, and when, to cause the settlement to exceed the amount accrued.

Management’s Response:

Portions of this response are subject to a request for confidential treatment and have been redacted and filed separately with the Securities and Exchange Commission.  Confidential Information has been omitted from this version, as indicated by “***” below.

The Company considered many specific factors to conclude there was not a reasonable possibility of any material loss in excess of the amounts already accrued from the reinsurance arbitration as of December 31, 2012 and March 31, 2013.  The key factors are identified, summarized, and more fully explained below.

In the Company’s Quarterly Report filed on Form 10-Q for the quarter ended June 30, 2013, the Company disclosed that in connection with an arbitration proceeding, the arbitration panel awarded the reinsurer under the Treaty (the “Reinsurer”)  $1.6 million, and $2.0 million in interest, plus attorney’s fees. Based upon the panel’s interpretation of the Treaty, the Company was required to reverse certain of its ceded incurred losses due from the Reinsurer. Prior to the arbitration award, based upon the reasons set forth below, the Company claimed that certain amounts were due from the Reinsurer.

*** (Approximately 1 page of confidential information has been omitted, as noted above).
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Amounts in Controversy in the Arbitration and the Company’s Analysis

The Company’s arbitration claim sought payment for its unpaid losses; the Reinsurer sought approximately $1.6 million in alleged overpayments on losses it asserted were not subject to the Treaty.  This amount reflected the difference between a portion of what the Company claimed was due from the Reinsurer ($2.9 million) and what the Reinsurer claimed it was due back from the Company ($4.5 million). At no time before March 31, 2013, did the Reinsurer seek any additional recovery, and in light of the claims brought by the Company, as of each of December 31, 2012 and March 31, 2013, the Company had a reasonable basis to conclude that no losses in excess of amounts accrued were probable, nor were any such potential losses reasonably estimable, all contributing to the Company’s conclusion that there was no reasonable possibility of any material loss in excess of the amounts already accrued from this case.

The Arbitration Panel Makes its Determination

Respectfully, the Company would like to clarify that there has been no settlement.  The matter was submitted to arbitration under the Treaty’s arbitration provision, which required that all disputes be decided by “active or retired disinterested officials” of insurance or reinsurance companies “not under the control of either party to this agreement.”  On July 23, 2013, the Company was notified that the arbitration panel had made a finding in favor of the Reinsurer, leading to the provision for additional ceded losses of $5.2 million. There are several events the Company believes caused the arbitration award to exceed the amount accrued, each discussed in detail below.

The most direct event that caused the arbitration award to exceed the amount accrued is the panel’s adoption of the Reinsurer’s interpretation of the Treaty.  By adopting the Reinsurer’s interpretation of the Treaty, the Company had to reverse certain of its ceded incurred losses it believed were due from the Reinsurer, reimburse the Reinsurer $1.6 million for losses the Company had ceded to the Reinsurer, and pay $2.0 million in interest on that reimbursed amount.  Additionally, the panel awarded the Reinsurer its attorney’s fees and costs.

After the panel issued its award the Company learned of other events that revealed the arbitration panel did not, contrary to the Treaty, consist of “active or retired disinterested officials” of insurance or reinsurance companies “not under the control of either party to this agreement.”  The Company believes these events impacted the panel’s decisions, resulting in an award that exceeded the amount accrued by the Company.  These events (detailed below) include undisclosed relationships between the arbitrator appointed by the Reinsurer and the Reinsurer’s lawyer and law firm, improper ex parte communications between the arbitrator appointed by the Reinsurer and the Reinsurer’s lawyer, and the issuance of two substantive orders by a two-member panel without the knowledge or participation of the arbitrator appointed by the Company.

The Undisclosed Relationships.  After the arbitration panel issued its award, the Company learned that during the arbitration proceedings: (1) the arbitrator appointed by the Reinsurer, an employee of the Reinsurer, and the Reinsurer’s associate general counsel were presenters at a reinsurance seminar hosted by the Reinsurer’s law firm and a reinsurance association; (2) the arbitrator appointed by the Reinsurer was scheduled to present at another reinsurance seminar again hosted by the Reinsurer’s law firm and a reinsurance association (during the exact period of time that the panel was or would be issuing rulings on the parties’ submissions or motions in this arbitration); and (3) the arbitrator appointed by the Reinsurer served on a six-person executive committee of a reinsurance association with the same employee of the Reinsurer.  Neither the Reinsurer, the arbitrator appointed by the Reinsurer, nor the Reinsurer’s law firm ever disclosed these relationships.
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The Ex Parte Communications.  Before the arbitration hearing began, the arbitration panel issued two scheduling orders that prohibited any ex parte contact of the members of the panel by the parties or their counsel after the parties filed their pre-arbitration hearing briefs (which occurred June 14, 2013).  The attorney fee and cost invoices that the Reinsurer’s lawyer submitted to the Company for payment revealed several impermissible ex parte contacts between the Reinsurer’s lawyer and the arbitrator appointed by the Reinsurer.  These ex parte contracts occurred from July 23, 2013 through August 7, 2013, which was the exact period of time that the panel was considering several of the parties’ submissions and motions.  These impermissible ex parte communications occurred well after the established deadline of June 14, 2013 prohibiting such communications.

Issuance of Two Substantive Orders Without the Consultation or Input of the Third Panel Member.  The arbitration award allowed the Company to submit additional documentation in support of its claim for outstanding losses it believed the Reinsurer owed to the Company under the Reinsurer’s interpretation of the Treaty.  The panel, however, issued an order finding the Company’s initial submission was nonresponsive (the August 12 order) and then issued another order redefining what documentation the Company was allowed to submit in support of its claim for these outstanding losses (the August 13 order).  The arbitrator appointed by the Company issued a dissenting opinion after these orders were issued, explaining that the Reinsurer’s arbitrator and the umpire had issued these two orders without his consultation, or input.  The arbitrator appointed by the Company had advised the Reinsurer’s arbitrator and the umpire that he would be out of the country from August 12, 2013 through August 14, 2013, with limited or no ability to communicate.

Post-Arbitration Proceedings

The Company has filed a complaint in federal district court seeking to vacate and/or modify the panel’s award.  In addition, the Company moved for a preliminary injunction prohibiting the panel from making any further decisions.  The federal district court granted the Company’s motion and issued a preliminary injunction, finding the Company is likely to succeed on the merits of its complaint.  The Reinsurer has appealed the federal district court’s decision.

The Company believes that the above factors establish that the arbitration panel did not consist of three “active or retired disinterested officials” of insurance or reinsurance companies “not under the control of either party to this agreement,” which caused the panel to issue an award in excess of the amount accrued.   We assert that these breaches of the Treaty are grounds to set aside the arbitration award.

The Company also believes that the above factors, including the timing of developments in the arbitration proceeding and the federal district court’s finding that the Company is likely to succeed on the merits of its complaint, support the Company’s determination that, at no time relevant to the Company’s disclosure that is the subject of this question 3, was there a reasonable basis to conclude that any losses that could arise out of the arbitration in excess of the amounts accrued by the Company were probable or reasonably estimable.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.
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We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.

Sincerely,

/s/ Robert S. Cubbin	/s/ Karen M. Spaun
Robert S. Cubbin	Karen M. Spaun
Chief Executive Officer	Senior Vice President and Chief Financial Officer

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